EXHIBIT 99.5

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)

INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(Expressed in Canadian dollars, unless otherwise stated)

For the third quarter ended
September 30, 2008

(unaudited – prepared by management)

350, 885 Dunsmuir Street Vancouver, BC V6C 1N5 Telephone: 604 688 7377 Fax: 604 688 7307

NOTICE TO READER

These unaudited interim consolidated financial statements for the third financial quarter ended September 30, 2008 have not been reviewed by our auditors. They have been prepared by Lincoln Gold Corporation’s management in accordance with accounting principles generally accepted in Canada, consistent with previous years except for the adoption of new accounting policies as described in Note 3. These unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended December 31, 2007.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Balance Sheets
(Expressed in Canadian dollars, unless otherwise stated)

	September 30,	December 31,
	2008	2007
		(Restated -
ASSETS		Note 3)

Current
Cash	$2,100	$123,201
Receivables	2,166	3,131
Loan receivable (Note 7(c)(iii))	-	5,000
Prepaids and advances	19,851	107,900
	24,117	239,232

Equipment (Note 6)	13,035	27,602
Deferred financing costs (Note 9)	-	19,900

	$37,152	$286,734

LIABILITIES AND SHAREHOLDERS' DEFICIENCY

Current
Accounts payable and accrued liabilities	$493,783	$210,897
Convertible loans (Note 8)	85,979	-
Notes payable (Note 8)	1,200,856	100,000
Convertible loans from related parties (Note 8)	224,977	-
	2,005,595	310,897

Shareholders' deficiency
Share capital (Note 9)
Authorized
Unlimited common shares without par value
Issued and outstanding
55,292,000 (December 31, 2007 - 51,391,666)	4,274,642	3,702,686
Share subscriptions received in advance (Note 9)	-	197,482
Accumulated other comprehensive income (Note 3)	5,159	5,159
Contributed surplus (Note 9)	1,651,942	1,649,463
Deficit	(7,900,186)	(5,578,953)

	(1,968,443)	(24,163)

	$37,152	$286,734

Nature and continuance of operations (Note 1)
Subsequent events (Note 16)

On behalf of the Board:

“Paul Saxton”	Director	“Andrew Milligan”	Director
Paul Saxton		Andrew Milligan

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Statements of Operations, Comprehensive Loss and Deficit
(Expressed in Canadian dollars, unless otherwise stated)

	For the Three Months		For the Nine Months
	Ended September 30,		Ended September 30,
	2008	2007	2008	2007
		(Restated -		(Restated -
		Note 3)		Note 3)
Exploration Expenses (Note 7)	$97,775	$197,447	$1,888,672	$286,229

Administrative Expenses
Administrative support	13,914	8,807	41,741	8,807
Amortization	45	578	8,710	1,900
Consulting fees	8,050	25,601	34,457	28,599
Foreign exchange loss	(21,288)	1,825	3,175	2,944
Interest expense (Note 8)	4,735	(3,134)	68,762	-
Investor relations	8,614	9,870	58,293	30,009
Management fees	17,500	13,968	48,417	28,429
Office	8,767	8,822	29,588	22,377
Professional fees	55,780	50,185	145,718	99,147
Property investigation and due diligence	1,612	-	4,116	-
Regulatory and shareholder services	5,111	5,982	28,596	9,025
Stock-based compensation	-	262,480	-	262,480
Travel and entertainment	56	4,041	7,514	7,312

Loss before other items	(200,671)	(586,472)	(2,367,759)	(787,258)

Other items
Interest income	157	1,999	668	3,247
Loss on disposition of equipment	(809)	-	(809)	-
Gain on settlement of debt (Note 9)	46,667	-	46,667	-

Loss and Comprehensive Loss for the period	(154,656)	(584,473)	(2,321,233)	(784,010)
		-
Deficit, beginning of period	(7,745,530)	(4,622,908)	(5,578,953)	(4,419,963)

Deficit, end of period	$(7,900,186)	$(5,207,381)	$(7,900,186)	$(5,203,973)

Basic and diluted loss per common share	(0.00)	(0.01)	(0.04)	(0.02)

Weighted average shares outstanding	54,778,263	48,897,000	53,906,682	45,749,000

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Unaudited Interim Consolidated Statements of Cash Flows
(Expressed in Canadian dollars, unless otherwise stated)

	For the Three Months			For the Nine Months
	Ended September 30,			Ended September 30,
	2008	2007		2008		2007
		(Restated -				(Restated -
		Note 3)				Note 3)
Cash Flows From Operating Activities
Loss for the period	$(154,656)	$(590,740)		$(2,321,233)		$(793,686)
Items not affecting cash:
Amortization	45	578		8,710		1,900
Loss on disposition of equipment	809			809
Shares issued for mineral properties	-	-		31,000		16,222
Stock-based compensation	-	262,480		-		262,480
Interest expense	15,956	-		58,217		-
Gain on settlement of debt	(46,667)	-		(46,667)		-
Exploration services for note payable	-	-		800,000		-
Unrealized foreign exchange	1,525	-		3,824		-
Changes in non-cash working capital items
Decrease (Increase) in receivables	6,527	(6,454)		965		(6,454)
Decrease (increase) in prepaids and advances	(498)	-		88,049		5,707
Decrease (increase) in accounts payable
and accrued liabilities	108,963	(24,251)		370,386		1,797
Decrease in loan receivable	5,000	-		5,000		-
Increase in amounts due to related parties	-	(2,904)		-		(3,754)

Net cash used in operating activities	(62,996)	(361,291)		(1,000,940)		(515,788)

Cash Flows From Financing Activities
Shares issued for cash	-	451,614		325,918		805,438
Share issue costs	-	(24,065)		(46,127)		(40,270)
Proceeds from convertible loans	-	-		75,000		-
Proceeds from notes payable	-	-		300,000		-
Proceeds from convertible loans from
related parties	30,000	-		220,000		-
Net cash provided by financing activities	30,000	427,549		874,791		765,168

Cash Flows From Investing Activities
Acquisition of equipment	-	-		(11,804)		(989)
Disposition of equipment	16,852	-		16,852		-

Net cash used in investing activities	16,852	-		5,048		(989)
Effect of Foreign Exchange on Cash	-	3,958		-		10,185
Change in cash during the period	(16,144)	70,216		(121,101)		258,576
Cash, beginning of period	18,244	213,975		123,201		25,615
Cash, end of period	$2,100	$284,191		$2,100		$284,191

Supplementary disclosure with respect to cash flows (Note 14)
Cash paid for interest	$-	$-	$		$
Cash paid for income taxes	$-	$-	$		$

The accompanying notes are an integral part of these unaudited interim consolidated financial statements.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

1.	NATURE AND CONTINUANCE OF OPERATIONS

Lincoln Gold Corporation (the “Company”) was incorporated in the State of Nevada, USA, on February 17, 1999 under the name of Braden Technologies Inc. Effective March 26, 2004, the Company acquired 100% of the issued and outstanding shares of Lincoln Gold Corp., a private company incorporated in the State of Nevada, USA, on September 25, 2003. On April 6, 2004, the Company and its subsidiary, Lincoln Gold Corp., merged to form Lincoln Gold Corporation.

On November 20, 2007, the Company completed a continuation changing its corporate jurisdiction from Nevada to Canada under the Canada Business Corporations Act (“CBCA”). Unlike the Nevada jurisdiction, the Company chose under the CBCA to not have par value shares and, accordingly, prior period share capital amounts have been revised to reflect this change. In addition, the Company changed its authorized share capital from 100,000,000 to unlimited.

The Company is engaged in the acquisition and exploration of mineral properties, with the primary aim of developing properties to a stage where they can be exploited for a profit. To date, the Company and its subsidiary have not earned any revenues and are considered to be in the exploration stage.

These financial statements have been prepared in accordance with generally accepted accounting principles in Canada ("Canadian GAAP") under the assumption that the Company will be able to realize its assets and discharge its liabilities in the normal course of business rather than through a process of forced liquidation. The Company has a history of operating losses and has a working capital deficiency of $1,981,476 at September 30, 2008 (December 31, 2007 – deficiency $71,665). These interim financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that might be necessary should the Company be unable to continue as a going concern.

The operations of the Company have been primarily funded by the issuance of share capital and debt. Continued operations of the Company are dependent on the Company's ability to complete additional equity financings or generating profitable operations in the future. Such financings may not be available or may not be available on reasonable terms.

In October 2008, the Company entered into a qualifying transaction with LPT Capital Limited (“LTP”) whereby LPT would acquire 100% of the common shares of the Company in exchange for shares of LPT. Concurrent with the transaction, LPT will complete an equity financing by way of a public offering to raise up to $3,000,000. The transaction has been approved in principle by the TSX-Venture Exchange (“Exchange”), and both the Company and LPT are working towards entering into a definite agreement on or before January 22, 2009 (see Note 16(a)).

2.	BASIS OF PRESENTATION AND ADOPTION OF ACCOUNTING POLICIES

These unaudited interim consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary, Minera Lincoln de Mexico, S.A. de C.V. (“Lincoln Mexico”), from the date of formation. All significant intercompany accounts and transactions between the Company and its subsidiary have been eliminated.

The consolidated interim financial statements have been prepared in accordance with accounting principles generally accepted in Canada. They do not include all information and disclosures required for annual financial statements and therefore should be read in conjunction with the audited consolidated financial statements of the Company for the year ended December 31, 2007.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

2.	BASIS OF PRESENTATION AND ADOPTION OF ACCOUNTING POLICIES (continued…)

The accounting policies followed by the Company are set out in note 2 to the audited consolidated financial statements for the year ended December 31, 2007, and have been consistently followed in the preparation of these interim consolidated financial statements except that the Company has adopted the new policies described in note 3, effective January 1, 2008.

Where applicable, comparative figures have been reclassified to conform with the presentation used in the current year.

3.	CHANGES IN ACCOUNTING POLICIES

Effective January 1, 2008, the Company adopted the following accounting policies:

a)	Financial instruments

The AcSB issued CICA Handbook Section 3862, Financial Instruments - Disclosures, which requires an increased emphasis on disclosing the nature and the extent of risk arising from financial statements and how the entity manages those risks. This section, together with Section 3863, “Financial Instruments – Presentation”, replaced Section 3861, “Financial Instruments – Disclosure and Presentation”. The adoption of these Sections has had no impact on the Company’s financial statements other than additional disclosure in Note 13.

The AcSB issued CICA Handbook Section 3863, Financial Instruments - Presentation, which establishes standards for presentation of financial instruments and non-financial derivatives. The adoption of the Section has had no impact on the Company’s financial statements.

Other accounting implications arising upon the adoption of Section 3855 in fiscal 2007 include the use of the effective interest method (“EIM”) for any transaction costs or financing fees earned or incurred for financial instruments measured at amortized cost. Where debt maturity is on demand or related to a financing, maturity is assumed to be one year from the date of issue.

b)	Capital disclosures

The AcSB issued CICA Handbook Section 1535, Capital Disclosures, which establishes standards for the disclosure of (i) an entity’s objectives, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance. Other than the additional disclosure in Note 5, the adoption of this section has had no impact on the Company’s financial statements.

c)	Foreign currency translation

Effective January 1, 2008, the Company adopted the Canadian (CA) dollar as its functional and reporting currency, as a significant portion of its expenses, assets, liabilities and financing are denominated in CA dollars. All currency figures reported in these interim unaudited consolidated statements are reported in CA dollars, unless otherwise specified. Prior to January 1, 2008, the Company reported its annual and quarterly consolidated balance sheets and the related consolidated statements of operations and cash flows in the United States (US) dollar. The related financial statements and corresponding notes prior to January 1, 2008 have been restated to CA dollars for comparison to the 2008 financial results. Using the current rate method the result of this change was an opening adjustment to accumulated other comprehensive income of $5,159.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

4.	CHANGES IN ACCOUNTING POLICIES (continued…)

Monetary assets and liabilities denominated in currencies other than CA dollar are translated at exchange rates in effect at the balance sheet dates. Other non-monetary balance sheet items denominated in currencies other than CA dollar are translated at the rates of exchange in effect at the time the items arose. Revenue and expenses are translated at the exchange rates in effect at the time of the transaction. Gains and losses arising from fluctuations in exchange rates are included in operations for the periods in which they occur.

5.	RECENT ACCOUNTING PRONOUNCEMENTS

a)	Goodwill and intangible assets

The Company will adopt the new standard Goodwill and Intangible Assets (Section 3064) for its fiscal year beginning January 1, 2009. This Section replaces Section 3062, Goodwill and Other Intangible Assets, and Section 3450, Research and Development Costs. The new Section establishes standards for the recognition, measurement, presentation and disclosure of goodwill subsequent to its initial recognition and of intangible assets by profit-oriented enterprises. Standards concerning goodwill are unchanged from the standards included in Section 3062. The Company is currently evaluating the impact of the adoption of this new Section on its consolidated financial statements.

b)	International financial reporting standards (“IFRS”)

In addition to the above new accounting pronouncements the Canadian Accounting Standards Board ("AcSB") in 2006 published a new strategic plan that will significantly affect financial reporting requirements for Canadian companies. The AcSB strategic plan outlines the convergence of Canadian GAAP with International Financial Reporting Standards (“IFRS”) over a five-year transitional period. In February 2008 the AcSB announced that 2011 is the changeover date for publicly-accountable enterprises to use IFRS, replacing Canada's own GAAP. The date is for interim and annual financial statements relating to fiscal years beginning on or after January 1, 2011. The transition date of January 1, 2011 will require the restatement for comparative purposes of amounts reported by the Company for the year ended December 31, 2010. While the Company has begun assessing the adoption of IFRS for 2011, the financial reporting impact of the transition to IFRS cannot be reasonably estimated at this time.

6.	CAPITAL MANAGEMENT

The Company manages its capital structure and makes adjustments to it, based on the funds available to the Company, in order to support the acquisition, exploration and development of mineral properties. The Board of Directors does not establish quantitative return on capital criteria for management, but rather relies on the expertise of the Company’s management to sustain future development of the business.

The properties in which the Company currently has an interest are in the exploration stage; as such the Company has historically relied on the equity markets to fund its activities. In addition, the Company is dependent upon external financings to fund activities. In order to carry out planned exploration and pay for administrative costs, the Company will need to raise additional funds. The Company will continue to assess new properties and seek to acquire an interest in additional properties if it feels there is sufficient geologic or economic potential and if it has adequate financial resources to do so.

Management reviews its capital management approach on an ongoing basis and believes that this approach, given the relative size of the Company, is reasonable.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

6.	EQUIPMENT

	September 30, 2008			December 31, 2007

		Accumulated	Net		Accumulated	Net
	Cost	Amortization	Book Value	Cost	Amortization	Book Value

Computer equipment	$7,610	$5,572	$2,038	$7,610	$4,181	$3,429
Computer software	1,345	1,345	-	1,345	1,345	-
Mining equipment	11,804	2,531	9,273	-	-	-
Office equipment	4,225	2,501	1,724	4,225	1,868	2,357
Vehicle	-	-	-	23,597	1,781	21,816

	$24,984	$11,949	$13,035	$36,777	$9,175	$27,602

7.	MINERAL PROPERTY INTERESTS

The Company’s mineral property interests are comprised of properties located in the United States and in Mexico.

During the nine-month period ended September 30, 2008, the Company incurred exploration expenditures as follows:

	United States			Mexico
	Hannah	JDS	Pine Grove	La Bufa	Total

Exploration and related expenditures
Option, lease and advance
royalty payments	$16,430	$-	$58,250	$31,000	$105,680
Geochemistry	-	-	-	476	476
Contractors	927	996	53,234	91,383	146,540
Drilling and metallurgical	-	-	269,938	1,140,391	1,410,329
General administration	-	-	8,474	33,920	42,394
Geologic mapping and imagery	-	-	409	236	645
Maintenance	3,370	(1,080)	64,581	5,975	72,846
Field supplies	-	-	2,220	11,785	14,005
Resource estimation	-	-	22,799	-	22,799
Reclamation	(1,383)	-	-	-	(1,383)
Shipping	-	-	-	401	401
Travel and accommodation	263	104	10,165	63,408	73,940

Total mineral property expenditures	$19,607	$20	$490,070	$1,378,975	$1,888,672

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS (continued…)

United States

	a)	Hannah Property

On December 24, 2003, the Company entered into an option agreement to acquire a 100% interest in certain unpatented lode claims situated in Churchill County, Nevada, USA. The option agreement called for net smelter royalties of 1% to 4% upon production. Pursuant to the option agreement, the Company is required to make option payments totaling US$210,000 as follows:

US$5,000 upon signing the agreement (paid);
US$5,000 on January 10, 2005 (paid);
US$10,000 on January 10, 2006 (paid);
US$15,000 on January 10, 2007 (paid; see below);
US$25,000 on January 10th of each year from 2008 to 2012; and (see below)
US$50,000 on January 10, 2013.

On January 7, 2007 the Company amended the agreement whereby the US$15,000 due on January 10, 2007 would be paid in equal quarterly installments of US$3,750 (paid).

On January 10, 2008 the Company amended the Hannah agreement whereby the US$25,000 due on January 10, 2008 would be lowered to US$20,000 and be paid in equal quarterly installments throughout 2008 (US$10,000 paid), US$5,000 accrued and paid subsequent to September 30, 2008.

	b)	JDS Property

In fiscal 2004, the Company acquired, by staking, a 100% interest in certain mineral claims in Eureka County, Nevada, USA.

On August 28, 2008 the Company entered into an agreement with Carlin Gold US Inc. (“Carlin”) to sell the property to Carlin in return for a 2% net smelter royalty. Carlin has the option to purchase 1% of the royalty for US$500,000 for each ½ of 1% of the net smelter return.

	c)	Pine Grove Property

During fiscal 2007 the Company entered into three separate agreements with Wheeler Mining Company (“Wheeler”), Lyon Grove, LLC (“Lyon Grove”) and Harold Votipka (“Votipka”) which collectively comprise the Pine Grove Property.

i)

On July 13, 2007 the Company entered into an agreement with Wheeler to lease Wheeler’s 100% owned mining claims in Lyon County, Nevada from July 13, 2007 to December 31, 2022 with an exclusive option to renew the lease by written notice to December 31, 2023. If the property is and remains in commercial production by November 1 of each year after 2022, the Company may renew the lease for a period of one year by delivering written notice to the owner prior to November 15 of that year.

The Company must produce a bankable feasibility study on the properties by July 1, 2009 and obtain all necessary funding to place the properties into commercial production. The Company must pay a net smelter royalty of 3% - 7% upon commencement of commercial mining production based on gold prices and the Company must pay a 5% net smelter royalty on metals or minerals other than gold produced and sold from the properties.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS (continued…)

The following non-refundable advance net smelter royalty payments must be made by the Company:

	º	US$10,000 upon signing the agreement (paid); and
	º	US$30,000 prior to each one year anniversary of the lease. (US$30,000 accrued and paid subsequent to September 30, 2008)

ii)

On July 30, 2007 the Company entered into an agreement with Votipka to acquire three claims located within the Pine Grove Mining District in Lyon County, Nevada in return for a payment of US$12,000 (paid). Upon commencement of commercial production, the Company will pay a 5% net smelter royalty to Votipka.

iii)

On August 1, 2007 the Company entered into an agreement with Lyon Grove to lease the Wilson Mining Claim Group located in Lyon County, Nevada from August 1, 2007 to July 31, 2022, with an option to purchase. The Company can extend the term of the lease for up to ten additional one year terms providing the Company is conducting exploration mining activities at the expiration of the term immediately preceding the proposed extension term.

The following lease payments must be made by the Company:

	º	US$10,000 upon signing the agreement (paid) and
	º	US$25,000 prior to each one year anniversary of the lease. (US$20,000 accrued and paid subsequent to September 30, 2008)

The Company advanced US$5,000 bearing an interest rate of 5% per annum to be repaid by July 31, 2008. The loan and interest was offset against the lease payment due on August 1, 2008.

The lease payment made for any one calendar year may be credited against any net smelter royalty due and payable during the same calendar year.

The following work commitments must be made by the Company:
	º	US$25,000 by August 1, 2008; (incurred)
	º	US$25,000 by August 1, 2009;
	º	US$50,000 by August 1, 2010;
	º	US$50,000 by August 1, 2011
	º	US$25,000 by August 1, 2012 and each subsequent lease year

Upon commencement of production the Company must pay a net smelter royalty of 3% - 7% based on gold prices.

Lyon Grove retains the right to require the Company to purchase the property any time after the Company has made application to permit and develop a mine on the property, subject to the Company’s continued obligation to pay the royalties, for US$1,000.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

7.	MINERAL PROPERTY INTERESTS (continued…)

Mexico

La Bufa Property

On August 5, 2005, the Company entered into a Letter of Intent with Almaden Minerals Ltd. (“Almaden”) to form a joint venture for the exploration and development of the La Bufa property, located in Chihuahua, Mexico. Under the Letter of Intent, the Company may acquire a 51% interest in the La Bufa property by spending US$2,000,000 on the property over four years and by issuing 350,000 shares of the Company to Almaden over a five year period (50,000 shares issued at a value of US$10,000 on March 15, 2006). The Company issued 60,000 shares, valued at US$9,600 on April 16, 2007.

On April 12, 2007, the Company entered into an option agreement with Almaden to acquire a 60% interest in the La Bufa property located in Chihuahua, Mexico. This agreement replaces the prior Letter of Intent. The agreement calls for the Company to undertake a work program on the property aggregating US$3,500,000 and issuing an aggregate of 1,550,000 shares as follows:

Work Program:
º By April 12, 2008	US$ 500,000 (incurred)
º By April 12, 2009	US$ 750,000
º By April 12, 2010	US$1,000,000
º By April 12, 2011	US$1,250,000
Share issuances:
º By April 19, 2007	150,000 shares (issued April 16, 2007)
º By April 12, 2008	200,000 shares (issued April 8, 2008)
º By April 12, 2009	200,000 shares
º By April 12, 2011	1,000,000 shares

On April 8, 2008, the Company issued 200,000 shares, valued at $31,000, as per the option agreement.

8.	NOTES PAYABLE

Convertible loan

On March 3, 2008, the Company borrowed convertible loan proceeds of $75,000. The Company also entered into a general security agreement (“GSA”) whereby the loan is secured by way of general charge over the Company’s present and after acquired property. The Company agreed to repay the principal and interest upon completing a financing of more than $500,000.

The principal amount bears interest at 8% per annum, compounded weekly for the first two weeks, and thereafter at the rate of 24% per annum compounded weekly, payable following the repayment of the principal. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate of $0.20 per share. The Company agreed to issue 37,500 share purchase warrants in relation to this convertible loan, each warrant entitling the lender to purchase one common share of the Company at $0.25 per share for a period of two years. The fair value of the warrants was estimated to be $2,479 and has been treated as a transaction cost.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

8.	NOTES PAYABLE (continued…)

The fair value of the warrants of $2,479 was estimated using the Black Scholes option pricing model with the following assumptions: i) expected volatility of 93.5%; risk free interest rate of 2.6%; iii) expected weighted average life of 6 months; and iv) no dividend yield. The Company determined that the equity component of the convertible loan was not significant.

Convertible loans from related parties

During the nine months ended September 30, 2008, the Company received convertible loan proceeds of $181,000 from the CEO. The principal amount bears interest at 5% per annum, and has no specific term of repayment. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant.

Subsequent to September 30, 2008, the Company signed an agreement whereby the $181,000 loan would be settled as $10,000 cash and 3,420,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 (see Note 16).

During the nine months ended September 30, 2008, the Company received further convertible loan proceeds of $39,000 from a director of the Company. The principal amount bears interest at 5% per annum until December 31, 2008, and at 10% per annum subsequent to December 31, 2008. At any time that the principal and interest shall remain outstanding, the lender has the right to convert such principal and interest to shares of common stock of the Company at a rate equal to the average trading price of the stock over the last five days prior to conversion. The Company determined that the equity component of the convertible loan was not significant.

Subsequent to September 30, 2008, the Company signed an agreement whereby the $39,000 loan would be settled as $14,000 cash and 500,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 (see Note 16).

Notes payable

On January 28, 2004, the Company issued a US$200,000 convertible note. The note carried an interest rate of 10% compounded monthly and was due on January 28, 2006.

On September 15, 2005 the Company completed an agreement whereby the Company repaid US$100,000 of the convertible note along with US$35,000 accrued interest and agreed to repay the remaining US$100,000 within sixty days. With the completion of the first payment the conversion feature was cancelled. The note is currently in default and $35,574 of accrued interest is included in accounts payable and accrued liabilities at September 30, 2008.

Subsequent to September 30, 2008, the Company signed an agreement whereby the US$100,000 loan would be settled for a cash payment of US$50,000 and the issuance of 1,000,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 (see Note 15).

On June 16, 2008 the Company issued a promissory note in return for $300,000. The note bears interest at a rate of 10% per year. The principal and interest are payable at the earliest of June 16, 2009 or when the Company completes a financing of $1,500,000 or greater. In consideration for this loan the Company agreed to issue 450,000 shares to the lender. These shares were issued subsequent to September 30, 2008 and were valued at $42,750. Accordingly, transaction fees of $42,750 were recorded at September 30, 2008.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

8.	NOTES PAYABLE (continued…)

Subsequent to September 30, 2008, the Company signed an agreement whereby the $300,000 loan would be settled for the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 (see Note 16).

On August 20, 2008, the Company issued a promissory note in the amount of $800,000 in return for drilling services accrued in accounts payable. The note is due on demand, any time after February 15, 2009, and accrues interest at 1.5% per month. After demand, the note shall accrue interest at a rate of 2% per month.

Subsequent to September 30, 2008, the Company signed an agreement whereby the $800,000 loan would be settled for the cash payment of $500,000 and the issuance of 6,000,000 shares of the Company contingent on the completion of the transaction with LPT by February 28, 2009 (see Note 16).

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS

	Number	Share	Contributed
	of Shares	Capital	Surplus

Balance, December 31, 2006	42,990,000	$2,824,934	$1,405,132
Shares issued for obligation	666,666	85,434	-
Shares issued for mineral property	210,000	27,150	-
Private placement	7,525,000	812,986	-
Share issue costs	-	(47,818)	-
Stock-based compensation	-	-	244,331

Balance, December 31, 2007	51,391,666	3,702,686	1,649,463

Warrants issued for financing costs	-	-	2,479
Private placement	2,067,000	413,400	-
Share issue costs	-	(35,375)	-
Shares issued for mineral property	200,000	31,000	-
Private placement	600,000	110,000	-
Share issue costs	-	(30,652)	-
Shares issued for financing cost	450,000	42,750	-
Shares issued for debt settlement	583,334	40,833	-

Balance, September 30, 2008	55,292,000	$4,274,642	$1,651,942

Share issuances

In January 2008, the Company completed a private placement of 2,067,000 units at a price of $0.20 per unit for proceeds of $413,400. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years. The Company paid finder’s fees of $35,375 in relation to this private placement. As at December 31, 2007, the Company had received $197,482 of subscriptions towards this private placement and incurred $19,900 of deferred financing fees.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

9.	SHARE CAPITAL AND CONTRIBUTED SURPLUS (continued…)

In May 2008, the Company completed a private placement of 400,000 units at a price of $0.20 per unit for proceeds of $80,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.25 for a period of two years.

In May 2008, the Company completed a private placement of 200,000 units at a price of $0.15 per unit for proceeds of $30,000. Each unit consisted of one common share and one-half share purchase warrant, where each whole warrant entitles the holder to purchase one additional common share at a price of $0.20 for a period of two years. The Company paid finder’s fees of $30,563 in relation to these two private placements.

During the nine months ended September 30, 2008, the Company issued 583,334 shares at a value of $40,833 to settle a US$87,500 liability owing to a former consultant of the Company resulting in a gain of $46,667.

In June 2008 the Company issued a promissory note in the amount of $300,000. In consideration for this loan, the Company issued 450,000 shares to the lender which were valued at $42,750.

10.	STOCK OPTIONS

In fiscal 2004, the Board of Directors approved the 2004 Stock Option Plan for a maximum of 2,500,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On February 23, 2005, the Board of Directors approved the 2005 Stock Option Plan for a maximum of 2,000,000 shares available to be granted to directors, officers, employees and consultants. The stock option exercise price is set at the fair market value of the shares at the date of grant. The term of the stock options, once granted, is not to exceed ten years. The vesting period of the stock options is set at the discretion of the Board of Directors.

On September 25, 2007 the Company amended the 2005 Stock Option Plan adjusting the maximum number of shares available to be granted from 2,000,000 to 2,500,000.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

10.	STOCK OPTIONS (continued…)

The change in stock options outstanding is as follows:

	September 30, 2008		December 31, 2007
		Weighted		Weighted
		Average		Average
	Number	Exercise	Number	Exercise
	Of Options	Price	Of Options	Price

At January 1	2,450,000	US$ 0.25	2,390,000	US$ 0.60
Granted	-	-	2,450,000	0.25
Excercised	-	-	-	-
Expired or forfeited	-	-	(2,390,000)	(0.60)

At September 30, 2008	2,450,000	US$ 0.25	2,450,000	US$ 0.25

As at September 30, 2008 the following options are outstanding:

Number	Exercise
Of Options	Price	Expiry Date

2,450,000	US $ 0.25	September 25, 2010

11.	WARRANTS

As at September 30, 2008 the following warrants are outstanding:

Number	Exercise
Of Warrants	Price	Expiry Date

1,075,000	US $ 1.35	July 27, 2010
3,275,000	US $ 0.15	May 28, 2009
4,250,000	US $ 0.15	August 23, 2009
1,033,500	$ 0.25	January 21, 2010
37,500	$ 0.25	March 3, 2010
200,000	$ 0.25	May 14, 2010
100,000	$ 0.20	May 21, 2010

9,971,000

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

11.	WARRANTS (continued…)

Share purchase warrant transactions are summarized as follows:

		Weighted
		Average
	Number	Exercise
	Of Shares	Price

Balance, December 31, 2006	4,757,500	$0.71
Issued	7,525,000	$0.16
Expired	(3,145,000)	$0.52

Balance, December 31, 2007	9,137,500	$0.31
Issued	1,371,000	$0.25
Expired	(537,500)	$0.36

Balance, September 30, 2008	9,971,000	$0.29

12.	RELATED PARTY TRANSACTIONS

During the period ended September 30, 2008, the Company paid management fees and consulting fees of $36,021 (2007 – $9,291) and rent, included in office, of $1,539 (2007 - $1,991) to the Vice President of the Company, management fees of $48,417 (2007 - $18,466) to company owned by the President of the Company and consulting fees of $12,263 (2007 - $nil) to the CFO of the Company.

As at September 30, 2008, the Company owed $82,754 (2007 - $4,412) to various directors and officers of the Company which is included in accounts payable. Subsequent to September 30, 2008, the Company signed an agreement whereby $76,954 of the amounts due to directors and officers would be settled through a cash payment of $21,579 and the issuance of 1,107,500 shares of the Company (see Note 16).

These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

(a) Fair value

The Company’s financial instruments consist of cash, receivables, accounts payable and accrued liabilities, convertible loans and notes payable. The Company classifies its cash as held-for-trading and receivables are classified as loans and receivables. Accounts payable and accrued liabilities, convertible loans and notes payable are classified as other financial liabilities and are measured at amortized cost.

The fair value of cash, receivables and accounts payable and accrued liabilities approximates their carrying value. The fair value of the convertible loans and notes payable have not been determined as no public market information is available for these types of financial instruments and it is not practicable to do

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

so. The terms and conditions of the loans are detailed in Note 8.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

13.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT (continued…)

(b) Foreign exchange risk

The Company’s operations in the United States and Mexico expose the Company to foreign exchange risk. The Company is subject to currency risk due to the fluctuations of exchange rates between the Canadian and U.S. dollars, as well as the Canadian dollar and Mexican pesos. The Company does not enter into derivative financial instruments to mitigate this risk.

(c) Credit risk

The Company’s cash is held in large Canadian financial institutions. The Company does not have any asset-backed commercial paper. The Company’s receivables consist of GST receivable due from the Federal Government of Canada. The Company maintains cash deposits with Schedule A financial institutions, which from time to time may exceed federally insured limits. The Company has not experienced any losses and believes it is not exposed to any significant credit risk from cash.

(d) Interest rate risk

Interest rate risk is the risk the fair value or future cash flows of a financial instrument will fluctuate because of changes in market interest rates. Financial assets and liabilities with variable interest rates expose the Company to cash flow interest rate risk. The Company does not hold and financial assets or liabilities with variable interest rates.

(e) Liquidity risk

The Company’s ability to continue as a going concern is dependent on management’s ability to raise required funding through future equity issuances and through short-term borrowing. The Company manages its liquidity risk by forecasting cash flows from operations and anticipating any investing and financing activities. Management and the Board of Directors are actively involved in the review, planning and approval of significant expenditures and commitments.

The Company’s plan to deal with its current capital deficiency is to settle debt with issuance of shares and to complete the agreement with LPT (see Note 16).

(f) Price risk

The ability of the Company to explore its mineral properties and the future profitability of the Company are directly related to the market price of precious metals. The Company monitors precious metals prices to determine the appropriate course of action to be taken by the Company.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

14.	SUPPLEMENTARY DISCLOSURE WITH RESPECT TO CASH FLOW

Significant non-cash transactions for the nine-month period ended September 30, 2008 included:

(a)	The Company settled debt of US87,500 through the issuance of 583,334 common shares with a fair value of $40,833 and recorded a gain on settlement of debt of $46,667.

(b)	The Company applied $19,900 of deferred financing fees to share issue costs.

(c)	The Company issued 987,410 units for share subscriptions of $197,482 received on December 31, 2007

Significant non-cash transactions for the nine-month period ended September 30, 2007 included:

(a)	The Company issued 60,000 common shares with a fair value of $10,928 to settle accounts payable.

(b)	The Company issued 666,666 common shares to settle share issuance obligation of $73,333.

15.	SEGMENTED INFORMATION

The Company has one reportable operating segment, being the acquisition and exploration of mineral properties. Geographical information is as follows:

	September 30,	December 31,
	2008	2007

Capital assets:
Mexico	$9,273	$21,816
Canada	3,762	5,786

	$13,035	$27,602

16.	SUBSEQUENT EVENTS

(a) LPT Capital – Qualifying transaction

On October 7, 2008 the Company entered into an agreement with LPT Capital Ltd. (“LPT”) whereby LPT will acquire 100% of the issued common shares of the Company and in return issue to the Company’s shareholders 23,000,000 LPT shares. The outstanding warrants of the Company will be converted into warrants of LPT based on a share exchange ratio. All outstanding options of LPT and the Company will be cancelled with the exception of LPT’s agent options.

Upon the signing of the agreement LPT advanced $25,000 to the Company.

LINCOLN GOLD CORPORATION
(An Exploration Stage Company)
Notes to the Unaudited Interim Consolidated Financial Statements
(Expressed in Canadian dollars, unless otherwise stated)

16.	SUBSEQUENT EVENTS (continued…)

(b) Shares for debt

During October 2008, subject to the completion of the LPT agreement by February 28, 2009, the Company arranged to settle $1,555,813 of debt for the cash payment of $618,443 and the issuance of 18,747,400 shares of the Company as follows:

	Debt	Shares	Cash

Convertible loans from related parties	$220,000	3,920,000	$24,000
Notes payable	400,000	7,000,000	US$50,000
Promissory note	800,000	6,000,000	500,000
Accounts payable - related parties	72,895	1,107,500	17,520
Accounts payable	62,918	719,900	26,923

	$1,555,813	18,747,400	$568,443

If the proposed LPT agreement does not complete by February 28, 2009, the settlement agreements become null and void.

(c) Convertible loan from related party

On November 18, 2008 the Company received further convertible loans proceeds of $20,000 with an interest rate of 5% per annum from a director of the Company. The Company agreed to pay back the loan by the earlier of the end of 2009 or the Company completing $1,000,000 equity financing. If, at the end of 2009, the loan is not repaid the interest rate will increase to 10% per annum. The loan can be converted to shares of the Company at any time using the average price of the shares over the last five trading days or at an agreed upon price before the conversion.